SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)

                       PerSeptive Biosystems, Inc.
                              (Name of Issuer)

                       Common Stock, $0.01 Par Value
                       (Title of Class of Securities)

                                715271 10 2
                               (CUSIP Number)

                                Jeffrey Rudin
                            MILLIPORE CORPORATION
                                80 Ashby Road
                              Bedford, MA 01730
                               (617) 533-2209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                         October 17, 1997
           (Date of Event Which Requires Filing of this Amendment)

    If  the filing person has previously filed a statement on Schedule 13G  to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

   Check the following box if a fee is being paid with this statement  [   ].
(A fee is not required only if the reporting person:   (1)  has  a  previous
statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.  715271 10 2

1) Name of Reporting Persons/S.S. or
   I.R.S. Identification Nos. of Above Persons
     1.  Millipore Corporation                  04-2170233
     2.  Millipore Investment Holdings Limited  51-0321703

2)  Check the Appropriate Row if a member of a Group (See Instructions)
     (a)                    X
     (b)

3)  SEC Use Only

4)  Source of Funds (See Instructions)                        OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)  Citizenship or Place of Organization                     Millipore
Corporation -- Massachusetts
                     Millipore Investment Holdings Limited -- Delaware

Number of         (7)  Sole Voting Power Millipore Corporation --  500,876
Shares Bene-                   Millipore Investment Holdings Ltd. -- 1,712,481
ficially          (8)  Shared Voting Power    0
Owned by          (9)  Sole Dispositive Power Millipore Corporation --  500,876
Each Reporting                Millipore Investment Holdings Ltd. --  1,712,481
    Person With   (10)  Shared Dispositive Power               0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                  Millipore Corporation --  500,876
                  Millipore Investment Holdings Ltd. -- 1,712,481

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)  In aggregate 9.84%

14)  Type of Reporting Person (See Instructions) _____________________________
        Millipore Corporation                     CO
        Millipore Investment Holdings Ltd.        CO



Item 1.  Security and Issuer
                                 [No Change]
       Equity Securities:       Common Stock, $0.01 Par Value
       Issuer:                  PerSeptive Biosystems, Inc.
                                500 Old Connecticut Path
                                Framingham, MA  01701

Item 2.  Identity and Background
                                 [No Change]
(a)  Name:      Millipore Corporation Millipore Investment Holdings Ltd.
(b)  State of Organization:           Massachusetts  Delaware
(c)  Address of Principal             80 Ashby Road1013 Centre Road, Suite 350
       Business & Office:             Bedford, MA 01730 Wilmington, DE  19805
(d)  Criminal Proceedings:            Not Applicable    Not Applicable
(e)  Civil Injunction
     relating to Federal or
     State Securities laws:           Not Applicable    Not Applicable

Item 3.  Source and Amount of Funds or Other Consideration
                                 [No Change]
Millipore Corporation:  The  reported shares of Common Stock  of  PerSeptive
             Biosystems,  Inc.  were  received upon the  redemption  of  462 shares  of the Series A Redeemable Convertible Preferred Stock,
             $0.01  Par Value, of PerSeptive Biosystems, Inc. on August  22,
             1995,  of  463  shares of such Series A Redeemable  Convertible
             Preferred  Stock, $0.01 Par Value, on August 22,  1996  and  of
             462  shares  of such Series A Redeemable Convertible  Preferred
             Stock,  $0.01 Par Value, on August 22, 1997, all of which  were part  of  an aggregate of 1,850 shares of such Preferred  Stock delivered  to  Millipore Corporation in  partial  consideration for  the  divestiture sale of the physical assets and  goodwill of Millipore Corporation's Life Science Division.
Millipore Investment    The  reported shares of Common Stock  of  PerSeptive
               Biosystems,
Holdings Limited:      Inc. were received upon the redemption of 538 shares of
             the  Series A Redeemable Convertible Preferred Stock, $0.01 Par
             Value,  of PerSeptive Biosystems, Inc. on August 22,  1995  and
             of   537   shares  of  such  Series  A  Redeemable  Convertible
             Preferred  Stock, $0.01 Par Value, on August 22,  1996  and  of
             538  shares  of such Series A Redeemable Convertible  Preferred
             Stock,  $0.01 Par Value, on August 22, 1997, all of which  were part  of  an aggregate of 2,150 shares of such Preferred  Stock delivered  to Millipore Investment Holdings Limited in  partial consideration  for  the divestiture sale  of  the  intellectual property  related  to  the  former  Life  Science  Division  of
             Millipore Corporation.
Item 4.  Purpose of Transaction
                                 [No Change]
    The shares of Common Stock of PerSeptive Biosystems, Inc. reported herein were acquired by the reporting persons as a result of the election by
PerSeptive   Biosystems,  Inc.  to  redeem  the  first,  second   and   third
installments of its Series A Redeemable Convertible Preferred Stock, $0.01 Par Value, on the required redemption dates by the conversion on each such redemption date of an aggregate of 1,000 shares of such Preferred Stock into Common Stock in accordance with the terms of the Certificate of Designations with respect to such Preferred Stock. An aggregate of 4,000 shares of Series
A   Redeemable  Convertible  Preferred  Stock  were  delivered  to  Millipore
Corporation   and  Millipore  Investment  Holdings  Ltd.  pursuant   to   the
divestiture sale of the former Millipore Life Science Division to PerSeptive Biosystems, Inc. on August 22, 1994. The shares of such Preferred Stock are mandatorily redeemable in four equal annual installments on August 22, 1995, 1996, 1997 and 1998 at a cash redemption price of $10,000 per share or by conversion into that number of shares of PerSeptive Biosystems Common Stock yielded by dividing the closing price for such Common Stock on the last trading day before the fifth business day prior to each redemption date. The Series A Redeemable Convertible Preferred Stock is also redeemable in its entirety at the option of the reporting persons in the event that the market value of PerSeptive Biosystems, Inc. Common Stock exceeds a specified target value.
(a) It is expected that the final mandatory redemption installment of the Series A Redeemable Convertible Preferred Stock may be effected through the conversion into additional shares of PerSeptive Biosystems, Inc. Common Stock.
(b)-(j) While the reporting persons are entitled to certain rights in the event of a default by PerSeptive Biosystems, Inc. in its obligation to redeem the Series A Redeemable Convertible Preferred Stock in accordance with the mandatory redemption provisions; neither of the reporting persons have any plans or proposals relating to material changes in the issuer's business or corporate structure, including those matters enumerated in paragraphs (b) through (j) of Item 4 to Schedule 13-d.
The reporting persons are aware that PerSeptive Biosystems, Inc. and The Perkin-Elmer Corporation announced on August 25, 1997 that they have entered into a merger agreement providing for the acquisition of PerSeptive Biosystems, Inc. by The Perkin-Elmer Corporation.

Item 5.  Interest in Securities of the Issuer.
(a)    Millipore Corporation      500,876 shares    2.23 %*
       Millipore Investment Holdings Ltd.           1,712,481 shares 7.6%*
                                2,213,357         9.84%*
    * Based on 22,504,061 shares outstanding as of September 5, 1997 per advice of PerSeptive Biosystems, Inc.

(b)    Millipore Corporation  500,876 shares   sole power to vote or dispose
       Millipore Investment
       Holdings Ltd.        1,712,481 shares   sole power to vote or dispose

(c)Since September 4, 1997, the date of filing Amendment No. 3 to this Schedule 13D, the following sales of the Common Stock of PerSeptive Biosystems, Inc. by the persons enumerated in paragraph (a) above have occurred:
     Person          Date of Sale  Number of Shares    Price per Share
 Millipore Corporation              10/2/97         5,000   $12.21
 Millipore Corporation              10/16/97        25,000  $11.875
 Millipore Corporation              10/17/97        10,000  $11.937
 Millipore Corporation              10/17/97        5,000   $11.875
 Millipore Corporation              10/17/97        25,000  $12.00
 Millipore Corporation              10/17/97        35,000  $11.812

 All of such sales were effected in market transactions through J.P. Morgan Securities, Inc., 60 Wall Street, New York
(d)-(e)                                [No Change].
       Not Applicable

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                                [No Change].
      Not Applicable

Item 7.   Material to be Filed as Exhibits.
                                [No Change].
(1)   Certificate  of Designations, Series A Redeemable Convertible  Preferred
      Stock,  ($0.01 Par Value) of PerSeptive Biosystems, Inc.      Previously
      Filed


                                  SIGNATURE
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                              November 6, 1997
                                                     (Date)
                                MILLIPORE CORPORATION


Signed at:                      By:   /s/ Francis J. Lunger
80 Ashby Road                   Francis J. Lunger, Vice President
Bedford, MA 01730


                          MILLIPORE INVESTMENT HOLDINGS LTD.



                                   By:  /s/ Peter W. Walcott
Signed at:                         Peter W. Walcott, Vice President
Waldorf-Astoria Hotel
301 Park Avenue
New York, NY  10022